

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Via E-mail
Stephen E. Hare
Chief Financial Officer
The Wendy's Company
One Dave Thomas Blvd.
Dublin, OH 43017

      Re: The Wendy's Company
              Form 10-K for Fiscal Year Ended January 2, 2011
              Filed March 3, 2011
              Form 8-K
              Filed November 9, 2011
              File No. 001-02207

              Wendy's Restaurants, LLC
              Form 10-K for Fiscal Year Ended January 2, 2011
              Filed March 3, 2011
              File No. 333-161613

Dear Mr. Hare:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2011

Note 1: Summary of Significant Accounting Policies, page 78

1. Please refer to your disclosure regarding "Raw Material and Purchasing" on pages 4 and 5 of the "Business" section of your fiscal year Form 10-K, as well as the risk factor "Neither Wendy's nor Arby's exercises ultimate control over purchasing for their respective restaurant system…," which is discussed on page 16 of your fiscal year 2010

Form 10-K. Based upon your disclosure, we note that Wendy's entered into a purchasing co-op relationship agreement, which established Quality Supply Chain Co-op, Inc. ("QSCC"), during the fourth quarter of fiscal year 2009. With regard to the establishment, financing, purpose, and controlling parties of QSCC, we also note the following:

- Wendy's and Wendy's franchisees purchase food, proprietary paper, and operating supplies under national contracts through QSCC, as QSCC manages food and related product purchases, as well as distribution services, for the Wendy's system in the United States and Canada;
- During the first quarter of fiscal year 2010, you transferred certain of Wendy's contracts, assets, and purchasing employees to QSCC, in order to facilitate an orderly transition of the 2010 purchasing function from Wendy's to QSCC;
- Pursuant to the terms of the underlying co-op agreement, Wendy's was required to pay $15.5 million to QSCC over an 18-month period ended May 2011, in order to provide initial funding for start-up costs, operating expenses, and cash reserves;
- Since the third quarter of fiscal year 2010, all QSCC members (including Wendy's) have been paying sourcing fees on products sourced through QSCC, and these sourcing fees are intended to be the primary means of funding QSCC's operations subsequent to the initial funding provided by Wendy's through May 2011;
- Although Wendy's is responsible for ensuring that all suppliers to its restaurant systems meet quality control standards, its franchisees control QSCC and, therefore, control the purchasing of food, proprietary paper, equipment, and other operating supplies from such suppliers; and
- Wendy's is entitled to appoint two representatives to the board of directors of QSCC.

Based upon the observations noted above, please tell us and disclose in Note 1, or elsewhere in the footnotes to your financial statements, how you account for your participation in the QSCC co-op. So that we may better understand your current disclosure, the operating and financial control structure of QSCC, and the basis for the accounting treatment that has been applied to your participation in the co-op, also tell us (I) the ownership structure of QSCC, (II) why you were obligated to fund QSCC's initial start-up costs, operating expenses and cash reserves, (III) the basis upon which sourcing fees are and have been charged to Wendy's and the franchisee members, as well as the amount of sourcing fees charged to each for your most recent reporting period, (IV) whether Wendy's contributions of future sourcing fees are expected to be proportionate or disproportionate to the sourcing fees contributed by the franchisee members of QSCC, as well as the basis for your conclusion, (V) how QSCC's operations will be funded if the collected sourcing fees are insufficient, (VI) QSCC's overall management structure, including the total number of board members, and (VII) who has the ultimate authority to liquidate QSCC. In addition, given that your disclosure suggests that Wendy's franchisees actually control QSCC and its purchasing decisions and activities, please tell us how such decisions are effectively made – including, who manages the co-op's day-to-day operations. Please provide your proposed expanded disclosure as part of your response.

2. Please tell us whether Wendy's has off-balance sheet obligations to QSCC or related to QSCC's existing purchasing contracts, obligations, or inventory, as applicable, that are not reflected in your contractual obligations table or otherwise discussed in MD&A. As part of your response, please specifically tell us (I) whether QSCC retains inventory, and if applicable, the amount thereof at your most recent balance sheet date, (II) when inventory purchased by QSCC becomes an asset of Wendy's company-owned restaurants for financial reporting purposes, (III) if and, as applicable, when QSCC's actual inventory purchases and/or purchase obligations become contractual obligations of Wendy's company-owned restaurants, (IV) who bears the costs of spoiled or obsolete inventory held by QSCC, if applicable, and (V) if, with the exception of sourcing fees, inventory is transferred from QSCC to Wendy's at QSCC's purchase price.

Other Intangible Assets and Deferred Costs, page 80

3. With regard to your initial measurement and recognition of the franchise agreement intangible asset in connection with the Wendy's acquisition, please tell us the period from the date of acquisition for which cash inflows were assumed.

Part III, page 139

Items 10, 11, 12, 13 and 14, page 139

4. We note your disclosure that the information required by Item 14 for the Companies will be furnished by an amendment to the Form 10-K or pursuant to a definitive proxy statement on or prior to May 2, 2011. We did not, however, note any amendment to the Form 10-K or definitive proxy statement filed by Wendy's/Arby's Restaurants, LLC on or prior to May 2, 2011. Please advise.

Signatures, page 146

5. Please confirm that in future filings you will revise the second half of both signature pages to indicate that each person is signing on behalf of the registrant and in the capacities indicated as opposed to each person signing on behalf of the registrant in the capacities indicated.

6. Please confirm that in future filings you will revise the signature page of Wendy's/Arby's Restaurants, LLC to include the language "[p]ursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized" prior to the signature of the registrant or advise.

Form 8-K Filed November 9, 2011

Calculation and Comparison of EBITDA and Reconciliation of EBITDA to Net (Loss) Income, page 6

7. We note that your earnings release includes the presentation of a non-GAAP measure that you have referred to as "EBITDA." However, we note that EBITDA, as presented, appears to include adjustments for items that typically are not excluded from this non-GAAP measure – for example, "impairment[s] of long-lived assets," a "loss on early extinguishment of debt," and investment income. The answer to Question 103.01 of our C&DI release regarding non-GAAP measures, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, states that measures that are calculated differently than those described as EBIT and EBITDA in Exchange Act Release No. 47226 should not be characterized as "EBIT" or "EBITDA" and their titles should be distinguished from "EBIT" or "EBITDA," such as "Adjusted EBITDA." Please revise your disclosure to comply with this guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at 202-551-3574 or Max Webb at 202-551-3750 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief